FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 4, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. Corporate Action.

Telefónica S.A. and Telefónica Móviles, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), and pursuant to the request served on them today by the Comisión Nacional del Mercado de Valores (Spanish Securities Markets Commission), hereby report the following

SIGNIFICANT EVENT

In accordance with article 83 of the Spanish Stock Market Act, Telefónica, S.A. and Telefónica Móviles, S.A. confirm that they are in negotiations with the United States company BellSouth for the acquisition of certain assets owned by the latter in Latin America.

Given the current state of the negotiations as at the present date, no information can be given on the final closing of the deal. In this respect, Telefónica, S.A. and Telefónica Móviles, S.A. cannot provide a possible determination of a price range for the transaction in order for such information to be released to the market, because important issues such as the regulatory and accounting implications and due diligence matters are still pending study and determination. Those issues will be decisive for the successful execution of the transaction and hence for the final eventual acquisition price.

Notwithstanding the above, Telefónica, S.A. and Telefónica Móviles, S.A. can confirm that they are considering a range of values of between 5.5 and 6 billion dollars for 100% of the firm value.

In Madrid, 4 March 2004.

Antonio Hornedo Muguiro

Vice secretary of the Board of Directors and

General Counsel of

TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 4, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel